UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer's ID (CNPJ/MF): 04.032.433/0001-80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

NOTICE TO THE MARKET

Rio de Janeiro, March 26, 2009.

To the Bovespa

Re: GAE/CREM 448/09

In response to the Bovespa’s inquiry of March 20, 2009, and complementing the call notice for the Annual Shareholders’ Meeting published on March 19, 2008, we would like to make it clear that the total amount of the dividends proposed by Management, subject to approval by the above-mentioned ASM, is R$ 50 million, equivalent to R$ 3.352195719 per common share (gross amount) and R$ 3,402981291 per preferred share (gross amount).

In addition, these dividends will be updated by the TR (Reference Rate) from January 1, 2009, until the beginning of payment, whose date and unit values will be the object of a Notice to Shareholders to be published after the above-mentioned ASM.

Income tax will be withheld on the updated amounts, in accordance with the current tax legislation, especially Laws 9245/95 and 9249/95.

In order not be subjected to withholding tax, shareholders who are exempt from income tax should present documentary proof of such status at the Banco do Brasil branch where they normally do business or of their preference.

More information will be discussed at the Annual Shareholders’ Meeting on April 7, 2009.

Sincerely,

Michel Neves Sarkis
CFO and Investor Relations Officers
Contax Participações S/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.